SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NYTEX ENERGY HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

62950C 20 2
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62950C 20 2	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S. S. I.R.S. IDENTIFICATION NOS. NOS. OF ABOVE PERSONS Buccel LLC
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,976,179
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,976,179
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,976,179
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions)* OO

ITEM 1

(a)	Name of Issuer:

NYTEX Energy Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

12222 Merit Drive, Suite 1850
Dallas, Texas 75251

ITEM 2

(a)	Name of Persons Filing:

Buccel LLC

(b)	Address of Issuer’s Principal Business Office or, if none, Residence:

1717 North Bayshore Drive
Suite 4241-57
Miami, Florida 33132

(c)	Citizenship:

Florida

(d)	Title of Class of Securities:

Common Stock, par value $.001 per share.

(e)	CUSIP Number:

62950C 20 2

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECKWHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Sec. 240.13d-1(c), check thisbox   ☒.

ITEM4	Ownership:

(a)	Amount Beneficially Owned:

1,976,179 shares of common stock.

(b)	Percent of Class:

7.2%

The foregoing percentage is based upon the statement of the Issuer in its 10-Q for the period ended September 30, 2011, filed on November 21, 2011 with the Securities and Exchange Commission that it had 27,367,936 shares of common stock outstanding as of October 31, 2011.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: 1,976,179

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 1,976,179

(iv) shared power to dispose or to direct the disposition of: 0

ITEM 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐.

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITYBEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not Applicable.

ITEM8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934.  The Reporting Persons do not affirm the existence of such a group.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

Item 10	CERTIFICATIONS:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2012	BUCCEL LLC

	By:	/s/ Richard Buccellato
Richard Buccellato
Member

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see US.C. 1001)